UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 10-SB/A

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
            UNDER SECTION 12 (b) OR (g) OF THE SECURITIES ACT OF 1934


                              INTERIM CAPITAL CORP
                 (Name of Small Business Issuer in its charter)

         Nevada                                           02-0638350
(State of other jurisdiction of              (I.R.S Employer Identification No.)
incorporation or organization)

                      3960 Howard Hughes Parkway, Suite 500
                             Las Vegas, Nevada 89109
                    (Address of Principle Executive Offices)

                                 (972) 745-3020
                           (Issuer's telephone number)

          Securities registered pursuant to Section 12 (b) of the Act:
                                      None.

          Securities registered pursuant to Section 12 (g) of the Act:
                          Common Stock, par value $.001

PART 1

Item 1.  DESCRIPTION OF BUSINESS

Business Development and Summary

Headquartered in Dallas, Texas, Interim Capital Corp. (the "Company" or "ICC") was organized by the filing of articles of incorporation with the Secretary of State of the State of Nevada in August 2002. Interim Capital Corp. was formed with the express purpose of assisting private companies through the preparation and filing of all the required documents with regards to the listing of the client company on the public markets.

The objectives of Interim Capital Corp. are to:

o Assist our client companies in achieving their fair market value both internally and externally;

o        Become  the  intermediary  to  facilitate  the  steps  involved,   from
         inception to completion, with small public offerings;

o        Orchestrate the client's conversion from private to public; and

o Utilize a thorough network of contacts to manage small public offerings in a timely and profitable manner.

Interim Capital Corp. intends to create these opportunities through the close relationship it intends to develop with prospective client companies by providing them cost-saving personal services. As an extension of this service, ICC intends to then be able to offer the prospective client company opportunities to not only save money but actually increase their time value by allowing the client company to maintain a strict focus on its day to day operations.

Our business will be to consult with and help to develop established companies seeking to become publicly traded by providing or arranging for the necessary financing, management, legal, accounting and related services and a public vehicle. We expect to generate revenue by providing our consulting services to our portfolio companies. After a client company becomes publicly traded, we may continue to provide strategic, managerial and operational support and we also may seek representation on the board of directors of the company. We intend to provide or arrange for our portfolio companies' financial, operations and management needs to facilitate their shares becoming publicly traded. We may also engage investment banks and others to provide alternate methods of financing for the ongoing operations of or, if desired, exit strategies for our portfolio companies through initial public offerings or finding suitable acquiring companies. Typical transaction values are expected to range from approximately $50,000 to $300,000 with an upward limit of approximately $500,000 in addition to receiving a percentage of the company's stock.

We are currently seeking to identify portfolio or client companies whose shares are capable of being publicly traded which are at a stage of development that would benefit from our business development, management support, our financing services, and market knowledge. We will generally invest in client companies in which we can purchase a large enough stake to enable us to have significant influence over the management and policies of such client companies, to realize a large enough return to compensate us for our investment of management services provided to it and facilitating the provision of capital.

We hope to realize value for our investors through the appreciation of the equity positions, which we will take in client companies, and through our consulting income. We anticipate that the average target length of our ownership in the equity of a particular investment will be approximately 3 to 24 months, although actual ownership periods may vary.

Principal Products and Services
-------------------------------

Interim Capital Corp. intends to offer its advisory and consulting services aimed directly to each potential client company's particular needs, which will consist of a wide variety of applications. Interim Capital Corp. strives to become a full-service consulting company, bridging the gap between client companies and the financial community to provide the tools and experience necessary to benefit in today's fast paced business world. The line of services ICC intends to provide are:

         o Perform a review of the business plan or summary, review the income statement and balance sheet, and review the financial projections of the client company to help strategically position the company to be properly evaluated by potential investors;

         o Analyze, evaluate and make recommendations regarding the current capital structure and position the company to be able to list on the OTC market and make suggestions on the type of capital formation offering is to be used;

         o Identify and meet with brokers, underwriters, market makers, venture capital firms, analysts and institutional entities, and media to effectively communicate the value and vision of the client company to help increase shareholder value; and

         o        Make   introductions   to  other  consulting  or  professional
                  individuals or firms that will fulfill the requirements of filing, listing, and trading of the client company.

The duties Interim Capital Corp. intends to provide its client companies are as follows: Auditor Introduction - assist the client company in locating and retaining an independent certified public accountant, properly certified by the AICPA SEC Practice Section, to perform audits necessary for the SB-2 or 10SB registration statement and the Form 211 information statement.

Form SB-2 or 10SB Registration - assist the client company in locating and retaining a Securities Attorney for the preparation and filing of all the required documents with regards to the Form SB-2 or Form 10SB registration with the SEC. Included under this registration are the following documents:

         |X|      Offering   circular  on  Form  SB-2  or  Form  10SB  or  other
                  appropriate memorandum, developed pursuant to the Securities Act of 1933 or the Securities Act of 1934;

         |X| Uniform Application to Register Securities (Form U-1), if applicable;

         |X| Uniform Consent to Service of Process (Form U-2 and U-2A), if applicable;

         |X| Assist the client company in answering any and all comment letters from the SEC incident to the filing of the SB-2 or 10SB registration statement; and

         |X| Other required documents (not to include documents unrelated to those mentioned previously in this section).

Form 211 Development - assist the client company, with the help of the Securities Attorney, in the preparation of the Form 211 to be filed with the National Association of Securities Dealers, Inc. ("NASD"), by the appropriate licensed market maker, as the original application for listing of the securities of the client company on the Pink Sheets and/or OTCBB. Included under this subparagraph are the following documents and services:

         |X|      Form 211 information statement;
         |X|      Appropriate exhibits;
         |X|      Application and Coordination Work with a Transfer Agent;
         |X|      Financial Statement Audit Coordination;
         |X|      Assist the client  company in  answering  any and all  comment letters from the NASD incident to the filing of the Form 211 information statement; and
         |X|      Other required  documents (not to include documents  unrelated to those mentioned previously in this section).

Transfer Agent Introduction - assist client in located and retaining a fully-compliant Transfer Agent that can perform services as a transfer agent and registrar, perform annual meeting, mailing, dividend, depository and special services, along with various other services.

Regulation D, Blue Sky, and Standard and Poors Filings - assist client company, in locating a professional consulting firm that will assist in filing necessary information with regulatory bodies to insure client's compliance with state and federal regulations.

Market Maker Introduction - assist the client company with locating and negotiating a contract with a licensed level three market maker who will file the client company's Form 211 with the NASD for the listing of the client company's securities on the OTCBB.

                                  RISK FACTORS

The company has several risk factors including the following:

Limited Operating History
-------------------------

ICC was formed on August 20, 2002. The Company has only a limited operating history on which an investor or potential investor can evaluate the business and its prospects. The Company's prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development. The Company cannot guarantee that it will be successful in accomplishing its objectives.

Continuing Losses
-----------------

To date, the Company has not achieved profitability and expects to continue to incur losses during the next twelve to eighteen months.

Competition
-----------

Interim Capital Corp. enters a highly competitive industry. In general, competition among consulting and advisory companies is extremely intense. Interim Capital Corp. believes it will be able to compete principally by providing superior value; however, many competitors have been established for several years and have greater financial resources. If the Company is unable to compete successfully, its business will suffer.

Possible Need for Additional Financing
--------------------------------------

The Company's growth strategy calls for substantial capital expenditures. While the Company expects that the proceeds of an offering to provide sufficient funds for the next six (6) to twelve (12) months, additional financing might become necessary at some point in the future. Such financing may not be available on favorable terms, if at all.

If the Company is unable to secure sufficient capital in the future, its ability to pursue its business strategy and its results from operations may be impaired. There is no assurance that the Company's estimate of its liquidity needs is accurate or that new business development or other unforeseen events will not occur, resulting in the need to raise additional funds. The failure to raise any needed additional funds will likely have a material adverse effect on the Company. In addition, it is possible that raising additional funds will result in substantial additional dilution.

Uncertainty of Future Results
-----------------------------

The Company has generated limited earnings to date. There can be no assurance that the Company will ever achieve a profitable level of operations or that profitability, if achieved, can be sustained on an ongoing basis. Accordingly, the Company has only limited operating history on which to base an evaluation of its business and prospects. The Company's prospects must be considered in light of the risks, and uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, most of which are discussed further in this registration.

Control by Principal Stockholders, Officers and Directors
---------------------------------------------------------

At the present time, the directors and executive officers and their affiliates beneficially own in excess of 71% of the outstanding common stock. As a result, these stockholders could exercise control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See "Management" and "Principal Shareholders."

Dependence on Key Personnel
---------------------------

The Company's future success depends to a significant extent on the continued services of its current officers and directors. The loss of any of these officers or directors would likely have a significantly detrimental effect on the Company's business. The Company does not maintain "key man" life insurance policies for any of its officers or directors.

The Company's prospects also depend on its continuing ability to attract and retain highly qualified technical, sales and marketing, customer support, financial and accounting, and managerial personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract and retain its key personnel.

No Dividend Payments in the Foreseeable Future
----------------------------------------------

The Company has never declared or paid any cash dividends on its common stock. For the foreseeable future, the Company intends to retain any earnings to finance the development and expansion of its business, and it does not anticipate paying any cash dividends on its common stock. Any future determination to pay dividends will be at the discretion of the Board of Directors and will be dependent upon then existing conditions, including the Company's financial condition and results of operations, capital requirements, contractual restrictions, business prospects, and other factors that the Board of Directors considers relevant.

Lack of Liquidity
-----------------

There is no public market for ICC's Common Stock. The Common Stock is currently not quoted on any exchanges and the stock in the Company is privately held. Therefore, the market for the Common Stock is limited. However, management expects to undertake steps that would create a publicly traded market for the Company's common stock and thus enhance the liquidity of the Company's shares. However, there can be no assurance a meaningful trading market will develop. ICC makes no representation about the value of its Common Stock.

If the stock ever becomes tradable, the trading price of the Company's common stock could be subject to wide fluctuations in response to variations in quarterly results of operations, the gain or loss of customers, announcements of technological innovations or new solutions by the Company or its competitors, general conditions in the consulting industry, and other events or factors, many of which are beyond the Company's control. In addition, the stock market has recently experienced extreme price and volume fluctuations which have affected the market price for many companies in industries similar or related to that of the Company, which have been unrelated to the operating performance of these companies. These market fluctuations may have a material adverse effect on the market price of the Company's common stock if it ever becomes tradable.

Penny Stock Regulation
----------------------

The SEC has adopted rules that regulate broker/dealer practices in connection with transactions in penny stocks. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange system). The penny stock rules require a broker/dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker/dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker/dealer, and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules; the broker/dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in any secondary market for a stock that becomes subject to the penny stock rules, and accordingly, customers in Company securities may find it difficult to sell their securities, if at all.

No Historical Basis for Management's Financial Projections
----------------------------------------------------------

Each member of the Company's management has significant business experience, but none have previously been involved in the development of a business specifically similar to the Company. Accordingly, there is no basis other than the judgment of and assumptions made by the Company's management on which to estimate the volume of sales and the amount of revenues that the Company's planned operations may generate, or regarding other aspects of the planned operations of the Company.

Reliance on Projections and/or Opinions
---------------------------------------

No agents of the Company have been authorized to make any projections or express any opinion concerning future events or expected profits or losses, except as set forth within this Memorandum. No oral opinions which differ from the written data provided to prospective Investors have been authorized and should not be relied upon. Opinions of possible future events are based upon various subjective determinations and assumptions. All projections by their very nature are inherently subject to uncertainty; accordingly, a prospective investor will be subject to the risk that any such projections will not be reached, that any such underlying assumptions may prove to be inaccurate.

Risks of Investing in Small Capitalization Companies
----------------------------------------------------

Interim Capital Corp. is a new company entering a highly competitive marketplace. Consequently, this investment may be marketable only to a limited segment of the investing public. Interim Capital Corp. believes that certain small capitalization companies have significant potential for growth, although such companies generally have limited product lines, markets, market shares and financial resources. The securities of such companies, if traded in the public market, may trade less frequently and in more limited volume than those of more established companies. Additionally, in recent years, the stock market has experienced a high degree of price and volume volatility for the securities of small capitalization companies. In particular, small capitalization companies that trade in the over-the-counter markets have experienced wide price fluctuations not necessarily related to the operating performance of such companies.

Compliance with Federal and State Securities Laws
-------------------------------------------------

The contemplated offering was not registered under the Securities Act of 1933 in reliance upon an exemption provided therein. Further, the securities may only be sold pursuant to exemptions from registration in the various states in which they are being offered. There can be no assurance that the Offering presently qualifies or will continue to qualify under such exemptions due to, among other things, the adequacy or accuracy of disclosure concerning Interim Capital Corp. and its business made in connection with the applicable securities laws or regulations. However, Interim Capital Corp. does not believe this offering was, presently is or will be in violation of any such laws or regulations. If and to the extent suits for rescission are brought and successfully concluded for failure to register the securities, assets of Interim Capital Corp. could be adversely affected, thus jeopardizing the ability of Interim Capital Corp. to operate successfully. Further, the expenditure of Interim Capital Corp.'s capital in defending an action by investors or by federal or state authorities, even where Interim Capital Corp. is ultimately successful, could have a material adverse effect on Interim Capital Corp.'s business prospects.

Terms of Placement
------------------

The contemplated offering is being conducted on a best efforts basis. No party has made any commitment to purchase all or any portion of the shares.

Limited State Exemptions of Securities Being Offered
----------------------------------------------------

The securities offered were and are intended to be blue-skied (compliant with applicable state securities registration requirements and thereby registered) for sale only in a limited number of states. Share purchasers may move to jurisdictions in which the offered securities are not so registered and may not be able to sell their shares unless registration is provided or an appropriate exemption from registration is identified. This may hinder these shareholders from disposing of these securities in a timely manner. No assurances can be given that any exemption will be available permitting a purchaser to sell his or her securities, and, as a result, it may be required to hold such securities indefinitely.

Non Arm's-Length Transactions The shares of Common Stock issued to our present shareholders, including our founders and our initial investors, were issued at prices arbitrarily established by us and should not be considered to have been negotiated at arm's length.

Limited Public Information About Our Company. Although our Company intends to issue periodic financial reports to our shareholders and the financial community in general, at present, our Company is not obligated to file reports with the Securities and Exchange Commission (the "SEC") pursuant to the Act. Accordingly, the reports, which our Company may issue in the future, may not be as extensive as would be required under the Act. Furthermore, having limited information about our Company available to the public may discourage potential investors in any public market, which may ultimately develop for our securities.

Best Efforts Offering; Absence of Firm Commitments. We have undertaken an offering on a best efforts basis. No commitment exists by anyone to purchase all or any part of the units being offered. Therefore there is no assurance that any specific number of units will be sold. In the event only a limited number of units are sold, there may be additional risks involved in that the offering will be closed with a sum that may not be adequate to implement fully the plans of our Company. See "Use of Proceeds" and "Business of Our Company."

Potential Conflicts of Interest. Certain of the Company's executive officers are directors, executive officers or shareholders of other companies which are in similar businesses as the Company and which may be in competition with the Company. Accordingly, conflicts of interest between the Company and these parties may arise, which may not necessarily be resolved in the Company's favor.

Control by Principal Stockholders. The Company's Officers and Directors as a Group own over 71% of the Company's issued and outstanding shares. Such ownership will enable such persons to run the day-to-day operations of the Company.

Potential for Litigation. Many aspects of the Company's business involve substantial risks of potential liability and regulatory enforcement by state and federal regulators. In recent years, there has been an increasing incidence of litigation involving participants in the securities industry. While the Company has not been the subject of any legal proceedings to date, as a result of increased publicity regarding legal proceedings against companies such as ours, and the resulting heightened public awareness of such matters, it is possible that certain legal proceedings, if brought which can be settled or otherwise resolved without a material adverse economic effect on the Company could generate adverse publicity which in turn could have a material adverse effect on the Company's planned operations.

Risk of the Securities Business Generally. The Company will engage in various aspects of the investment banking and securities industries. The securities business is, by its nature, subject to various risks, particularly in volatile or illiquid markets, including the risk of losses resulting from the ownership of securities acquired in investment and merchant banking activities, and resulting from litigation. The Company's business and its profitability will also be affected by many factors, including economic and political conditions, broad trends in business and finance, legislation and regulation affecting the business and financial communities, currency values, market conditions and the level and volatility of interest rates.

Item 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

THIS REGISTRATION STATEMENT INCLUDES PROJECTIONS OF FUTURE RESULTS AND FORWARD-LOOKING STATEMENTS. ALL STATEMENTS THAT ARE INCLUDED IN THIS REGISTRATION STATEMENT, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS REFLECT THE CURRENT VIEWS OF THE COMPANY WITH RESPECT TO THE FUTURE EVENTS AND ARE SUBJECT TO CERTAIN RISKS, UNCERTAINTIES AND ASSUMPTIONS, INCLUDING THE RISK FACTORS DESCRIBED IN ITEM 1. SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED HEREIN AS ANTICIPATED, BELIEVED, ESTIMATED OR EXPECTED. THERE CAN BE NO ASSURANCE THAT THE PROJECTED RESULTS WILL OCCUR, AND THAT THESE JUDGMENTS OR ASSUMPTIONS WILL PROVE CORRECT, THAT UNFORESEEN DEVELOPMENTS WILL NOT OCCUR OR THAT THE COMPANY'S ASSUMPTIONS CONCERNING FUTURE DEVELOPMENTS WILL NOT CHANGE.

Management's Analysis of Business

We intend to be a diversified company that provides various consulting and financial services for private, operating, non-startup companies, in a variety of industries, which wish to become publicly traded companies. We are currently focusing on opportunities in all phases of technology as well as companies offering durable and non-durable consumer goods, including and not limited to, software and hardware, Internet telephony applications, e-commerce, broadband technologies and any other technology or goods which can be utilized by any and all types of industries and/or consumers. We will work closely with our portfolio companies to provide numerous operational and management services to build value in preparation for the companies' shares becoming publicly traded. Generally, these established companies lack the resources to achieve critical mass for, among other things, marketing and distribution of its products. Our services include active strategic management, operating guidance, merger and acquisition assistance, board and management recruitment and innovative financing. We intend to operate as a long-term partner. Our portfolio companies will include public and privately held companies to grow individually and collectively so that together they can share resources and bring value to our shareholders.

We believe that our strategy of operating through separate companies rather than through wholly owned subsidiaries or divisions would enable us to ultimately achieve above-average returns for our stockholders. This strategy will enable us to partner with highly motivated entrepreneurs who have significant equity ownership stakes in their companies and the chance to reap the rewards of taking their company public. Not all of our private portfolio companies are appropriate to become publicly traded. We will also consider mergers, sales and traditional initial public offerings in evaluating the best way to enhance the value of our private companies. After taking a company public, we intend to generally retain an ownership interest and board representation, and, if necessary, continue to provide strategic, managerial, and operational support.

Marketing and Promotional Strategy

Interim Capital Corp.'s mission is to utilize the small business SEC programs and exemptions to provide its clients with an understanding of the equity markets through our professional corporate business consulting services aimed toward meeting their business management needs without the high costs associated with Investment Bankers, Venture Capitalists, or Securities Legal Firms. From inception to the present, Interim Capital Corp. has relied primarily on the knowledge and ability of its Chief Executive Officer, Mark Lindberg, to develop new business through his extensive network of industry contacts and relationships. In the immediate future, the Company will maintain a similar focus for its marketing and promotional strategies as the necessity to advertise the Company's services is not detrimental to its possible future successes. Management's "time-value" philosophy has been the driving force behind the Company's operations, and the Company intends to maintain the same focus in the future.

Management believes the absence of high overhead and cost of operations affords the Company an additional benefit to its potential clients in its ability to offer its services at a price below industry standards. For most, the conversion from private status to publicly traded can not only be time consuming but expensive. Due diligence by management and experience within the industry show that fees can range upwards of $200,000 USD to $500,000 USD when a company desiring to enter the public markets utilizes larger companies or a conglomeration of several entities to accomplish its objectives. Interim Capital Corp., with its relatively low cost of operations believes it can provide the same series of services to its client companies for a fraction of that cost. This advantage combined with the Company's "time value" philosophy together make for a win-win situation for the Company and its clients.

Plan of Operation

We will seek to identify companies which are capable of becoming publicly traded in each respective industry segment and which are at a stage of development that would benefit from our support and market knowledge. We generally seek to acquire a proportional stake in our portfolio companies (between 10% to 20%) to enable us to have some influence over the management and policies of the company and to realize a significant enough return to compensate us for our investment of management time and effort, as well as capital. These companies will need to be able to operate independently as an isolated business.

We gain exposure to established companies through referrals from existing companies and individuals with whom we have contacts, through participation in our seminars that are planned throughout the country and our relationship with venture capital and private equity funds.

Established companies traditionally seek financing for growth from several primary sources: independent private venture capital funds, traditional financial institutions such as banks and investment banks, and corporate strategic investors. Each of these sources has disadvantages for our potential portfolio companies. Venture capital funds generally are established for a limited term and their primary goal is to maximize their financial return within a short time frame. A venture capital fund often seeks to liquidate its investment in a company by encouraging either an early initial public offering or a sale. In addition, traditional venture capital funds generally have limited resources available to provide managerial and operational support to a company. Financial institutions, such as banks and investment banks, require a substantial amount of collateral and other stringent requirements that our portfolio companies may lack.

We believe that our relationship with our portfolio companies offers the benefits of both the venture capital model and the strategic investor model without the related drawbacks. We intend to have both the capital and managerial resources to provide financing and strategic, managerial, and operational support as needed by our potential portfolio companies. In addition, we encourage our potential portfolio companies to achieve the superior returns on investment generally provided by public offerings, but only if and when it is appropriate for the development of the business of that company.

Our corporate staff will, if necessary, provide hands-on assistance to the managers of our portfolio companies in the areas of management, financial, marketing, tax, risk management, human resources, legal and technical services. Again, if necessary, we will assist our portfolio companies by providing or locating and structuring financing, identifying and implementing strategic initiatives, providing marketing assistance, identifying and recruiting executives and directors, assisting in the development of equity incentive arrangements for executives and employees, and providing assistance in structuring, negotiating, documenting, financing, implementing and integrating mergers and acquisitions.

We believe that the entrepreneurial energy and creativity of the managers of our portfolio companies are an essential component of their success. Our business strategy of bringing portfolio companies public, rather than folding them into the parent company, is designed to maintain a continued entrepreneurial environment. The entrepreneurs and their teams retain and are granted equity ownership and incentives in their own companies in order to keep them focused on creating value for their stockholders as well as our Company.

Industry & Competition
----------------------

While there may be individuals who provide similar services to those detailed above, it is the belief of management that no competing company offering the same scope of services exists. The Company will, however, be competing with institutions which practice investment banking type services. While there are many competing companies that provide these services in the United States, a vast majority of those companies provide additional services including, but not limited to investment advisory services, the sale and/or purchase of securities in the open market, financial planning, and investor relations, all of which warrant additional personnel, which ultimately drives up the cost of doing business. ICC intends to capitalize on among other things, its low cost of operational overhead and specific operational focus to provide the services of its competition at a lower price. Management at ICC believes its ability to create a time and cost savings situation will be key to establishing a solid revenue base and market share.

Employees
---------

As of the date of this Prospectus, ICC relies solely on the efforts of its officers and directors in implementing its business plan. However, ICC may hire up to four full-time employees in the sales division over the next twelve to eighteen months.

ICC does not anticipate that it will have a supplemental benefit plan or incentive arrangements with its employees other than health insurance coverage and the Company's planned incentive stock option plan.

Item 3.  DESCRIPTION OF PROPERTY

The Company rents an office located at 3960 Howard Hughes Parkway, Suite 500 in Las Vegas, Nevada. The Company pays $200.00 a month for rent on a month to month basis.

Item 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of the date of this Offering with respect to the beneficial ownership of the Company's Common Stock by all persons known by the Company to be beneficial owners of more than 5% of any such outstanding classes, and by each director and executive officer, and by all officers and directors as a group. Unless otherwise specified, the named beneficial owner has, to the Company's knowledge, sole voting and investment power. No beneficial owner, as defined by NASD Rule 2720(b)(2), of the Company's Common Stock has any direct or indirect affiliation or association with any NASD member.



                                                             Number of     % of
Title of Class     Name of Beneficial Owner                  Shares        Class
--------------------------------------------------------------------------------
Common Stock    Mark Lindberg (1)                               1,000     0.00%
                President
--------------------------------------------------------------------------------
Common Stock    ACL Consulting Corp (1) (2)                 7,600,000     70.20%
                Attn: Mark Lindberg
Common Stock    Jason Freeman(1)                                    0(4)   0.00%
                Vice President
Common Stock    Chasity Thompson(1)                                 0(4)   0.00%
                Secretary
Common Stock    BBX Unit Investment Business Trust(1) (3)     100,000(4)   0.92%
--------------------------------------------------------------------------------
Common Stock    Officers and Directors as a Group           7,701,000     71.12%

Notes
-----
1. The address of ACL Consulting Corp, Jason Freeman, Chasity Thompson, and BBX UIT is c/o Interim Capital Corp., 2724 Routh Street, Dallas, Texas 75201.
2. ACL Consulting Corp is a Texas corporation, Mark Lindberg is the sole officer and director and beneficial owner of the company.
3. BBX Unit Investment Business Trust is a trust organized under the laws of Nevada and its general partner is Pecos Financial, LLC, a Texas limited liability company. Jason Freeman is president of Pecos Financial and is deemed to control the Trust for the benefit of the trust unit holders. Jason Freeman is the sole member of Pecos Financial, but does not own any interest in the BBX UIT.
4. Jason Freeman and Chasity Thompson were offered options to purchase common stock on January 1, 2004, in the amount of 1,200,000 shares each at par value. These options vested 50% on July 1, 2004 and fully vested on December 31, 2004. The options expire on December 31, 2006 if not exercised. BBX Unit Investment Business Trust was offered options to purchase common stock on January 1, 2004, in the amount of 1,155,000 shares at par value. These options vested 50% on July 1, 2004 and fully vested on December 31, 2004. The options expire on December 31, 2006 if not exercised. If Jason Freeman exercises all options, he will own 9.98% of outstanding stock and Officers and Directors as a Group will control 74.01% of outstanding stock. If Chastity Thompson exercises all options, she will own 9.98% of outstanding stock and Officers and Directors as a Group will control 74.01% of outstanding stock. If BBX Unit Investment Business Trust exercises all options, the trust will own 10.47% and Officers and Directors as a Group will control 73.92% of outstanding stock. If all options are exercised, Officers and Directors as a Group will control 78.27% of outstanding stock.


Item 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

The following sets forth certain information with respect to executive officers, directors, key employees and advisors of ICC as of the date of this Prospectus:

    NAME             AGE           POSITION                        OFFICER SINCE
--------------------------------------------------------------------------------

Mark Lindberg        38     President, Chief Financial Officer          2002

Jason Freeman        30     Vice President                              2003

Chasity Thompson     26     Secretary                                   2003


Mark Lindberg, President, Chief Financial Officer, and Director, age 37, has been President, Director, and a stockholder of Interim Capital Corp since
November 2002. He serves as President, Chief Financial Officer, and a director of the company. Since 1996 he has served as an officer and director of several publicly traded companies, many in the start-up or development phase. Between
1991 and 1996, he was an executive  with National  Health Care  Discount,  Inc.,
Dallas, a direct marketer of health care and wellness services. An accounting graduate of Baker University, Baldwin City, Kansas, he began his business career as a tax specialist with the worldwide accounting firm of Deloitte and Touche.

Jason Freeman, Vice President, age 30, has been instrumental in assisting with investor relations development, business plan/marketing plan development, and strategic business planning for private and public companies. He also has 7 years experience with Marketing & Management in the retail industry. Mr. Freeman has an exceptional track record in managing marketing strategies, business planning, profit and loss planning and analysis, and expansions. Mr. Freeman has also consulted with various companies, both public and private, on ways to be more efficient in their use of capital and manpower, assisting management and sales staff in mapping out plans and strategies for companies to reach specific goals and thresholds. Mr. Freeman graduated from Texas A & M University at
Commerce in 1998.

Chasity  Thompson,  Secretary,  age 26, has over six years experience in various operational  management  positions with both public and private companies with a strong  emphasis  on legal,  accounting,  business  consulting,  and  securities compliance  issues.  Ms. Thompson has displayed the work ethic needed to provide
the  foundation  of  a  successful   company  and  specializes  in  mergers  and
acquisitions, capital formation, and design implementation. Her recent focus has been on  corporate  set-up  and  development,  encompassing  such  tasks  as SEC regulation  form  filings and  corporate  documentation.  Ms.  Thompson has been instrumental in the set up of numerous  corporations,  and her "customer  first"
philosophy  and  dedication to client  success will play an integral role in the development of future business for the Company.

Item 6.  EXECUTIVE COMPENSATION

The following table sets forth all cash compensation paid by the Company to its executive officers and directors for the past two completed fiscal years:

                           Summary Compensation Table

---------------------------------------------------------------------------------------------------------------
                                                                                                   Long Term
                                                        Annual Compensation                       Compensation
---------------------------------------------------------------------------------------------------------------
            (a)                          (b)       (c)          (d)             (e)                  (f)
---------------------------------------------------------------------------------------------------------------
                                                                            Other Annual       Restricted Stock
Name and Principal Position             Year    Salary ($)   Bonus ($)    Compensation ($)       Award(s) ($)
---------------------------------------------------------------------------------------------------------------
Mark Lindberg                           2004      25,000        0                0                    0
President, Chief Executive Officer      2003        0           0            9,685 (1)            7,600 (2)
                                      ------   ------------ ----------   ------------------  ------------------
                                        2002        0           0                0                    0
---------------------------------------------------------------------------------------------------------------
Jason Freeman                           2004      5,000         0                0                    0
Vice President                          2003        0           0                0                    0
                                      ------   ------------ ----------   ------------------  ------------------
                                        2002        0           0                0                    0
---------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------
Chasity Thompson                        2004        0           0                0                    0
Secretary                               2003        0           0                0                    0
                                        2002        0           0                0                    0
---------------------------------------------------------------------------------------------------------------

(1)  Compensation was paid in the form of cash ACL Consulting Corp.
(2) Stock issued per consulting services agreement to ACL Consulting Corp. Mr. Lindberg is the sole owner.

             EMPLOYMENT AGREEMENTS AND FUTURE EXECUTIVE COMPENSATION

The Company does not have an employment agreement with its officers and directors. The company intends to pay its Executives and Directors salaries, wages, or fees commensurate with experience and industry standards in relationship to the success of the company.

Item 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In lieu of cash consideration for the officers and directors, the company issued 7,600,000 shares of common stock to ACL Consulting Corp, an entity controlled by the president of the company, at par value $0.001, for total consideration of $7,600.

The company issued options to purchase 1,200,000 shares, each, to Chasity Thompson and Jason Freeman, at par value $0.001. The options vested 50% on July 1, 2004 and fully vested on December 31, 2004. The options expire on December 31, 2006 if unexercised. The company issued 1,155,000 options to purchase common stock to the BBX Unit Investment Business Trust at par value $0.001. Jason Freeman is the President of the trustee of the BBX UIT and Pecos Financial, but disclaims any beneficial ownership in the trust. Mr. Freeman does have control over the sale of the UIT's shares in Interim Capital Corp. The options vested 50% on July 1, 2004 and fully vested on December 31, 2004. The options expire on December 31, 2006.

The Company does not lease or rent any property. Office space and services are provided without charge by a director and shareholder.

Item 8.  DESCRIPTION OF SECURITIES

The Company, a Nevada corporation, is authorized to issue 200,000,000 shares of common stock, $0.001 par value (the "Common Stock") and 25,000,000 shares of preferred stock, $0.001 par value ("Preferred Stock"). The holders of Common Stock (i) have equal rights to dividends from funds legally available therefor, ratably when as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution, or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one non cumulative vote per share of Common Stock, on all matters which stockholders may vote on at all meetings of Shareholders. There are currently 10,826,000 shares of Common Stock outstanding held by thirty-eight (38) shareholders of record and one (1) business trust and an additional 3,555,000 options to purchase common stock held by two (2) individuals and one (1) business trust. (See "Principal Shareholders").

PART 2

Item 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

The Company's Common Stock is not currently traded on any exchange.

The Company has paid no cash dividends to date and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. The Company intends to retain its earnings, if any, to finance the expansion of its business, to make additional investments and/or acquisitions and for other general corporate purposes. Any payment of future dividends will be at the discretion of the Board of Directors and will depend upon, among other factors, the Company's earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends and other considerations the Board of Directors deems relevant.

Item 2.  LEGAL PROCEEDINGS

There is no current or pending litigation, claims or counter claims involving the Company as a Plaintiff or a Defendant.

Item 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING

None.

Item 4.  RECENT SALES OF UNREGISTERED SECURITIES

During the year 2002 the Company issued to its two founders 1,000 shares of stock each for services rendered. These shares were valued at $1.00 each for a total of $2,000.

On October 10, 2003 the Company purchased from one of its founders his stock (1,000 shares) for $6,000. This was paid $1,000 in 2003 and the remainder paid in 2004. This payable has been paid as of the report date.

In lieu of cash consideration for the officers and directors, the company issued 7,600,000 shares of common stock to ACL Consulting Corp, an entity controlled by the president of the company, at par value $0.001, for total consideration of $7,600.

Sales conducted under Regulation D

On December 31, 2004, we completed an offering of shares of common stock in accordance with Regulation D, Rule 504 of the Securities Act, and the registration by qualification of the offering in the State of Nevada. We sold 3,225,000 shares of common stock, par value $0.001, at a price of $0.02 per share to 38 investors, of which 37 are unaffiliated shareholders of record and one is a trust managed by our Secretary, Jason Freeman. Mr. Freeman disclaims any beneficial ownership in the trust, but does exercise voting control. The 37 non-affiliated shareholders hold 3,125,000 shares of our common stock. The one affiliated shareholder holds 100,000 shares of common stock. The offering was sold for $64,500 in cash. All investors were, at the time of purchase, residents of the State of Nevada or the complete offer and sale of the security was conducted in the State of Nevada as per their guidelines.

This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, in accordance with Regulation D, Rule 504 of the Act. In addition, this offering was on a best efforts basis. In regards to the offering closed in December 2004, listed below are the factual circumstances which support the availability of Rule 504:

         1. At the time of the offering, we were not subject to the reporting requirements of section 13 or section 15(d) of the Exchange Act. Further, we are not now, nor were we at the time of the offering, considered to be an investment company. Finally, since inception, we have pursued a specific business plan, and continue to do so.
         2. We were issued a permit to sell securities by the State of Nevada, pursuant to our application for registration by qualification of offering of our common stock in that state. The application for registration by qualification was filed pursuant to the provisions of NRS 90.490, which requires the public filing and delivery to investors of a substantive disclosure document before sale. In December 2004, we completed an offering of shares of common stock pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of said offering in the State of Nevada, whereby we sold 3,225,000 shares of our common stock to a total of 38 shareholders. The entire offering was conducted exclusively in the State of Nevada, pursuant to the permit issued by the State of Nevada. 3. The aggregate offering price for the offering closed in December 2004 was $64,500, all of which was collected from the offering.

Item 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Under the Nevada Business Associations Act (the "Business Association Act") Title 7, Chapter 78, directors of the Company will be liable to the Company or its shareholders for (a) the amount of a financial benefit received by the director to which the director is not entitled; (b) an intentional infliction of harm on the Company or its shareholders; (c) certain unlawful distributions to shareholders; and (d) an intentional violation of criminal law. These provisions do not limit or eliminate the rights of the Company or any shareholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care.

         The Company's By-laws require the Company to indemnify and advance expenses to any person who incurs liability or expense by reason of such person acting as a director of the Corporation, to the fullest extent allowed by the Business Association Act. This indemnification is mandatory with respect to directors in all circumstances in which indemnification is permitted by the
Business Association Act, subject to the requirements of the Business Association Act. In addition, the Company may, in its sole discretion, indemnify and advance expenses, to the fullest extent allowed by the Business Association Act, to any person who incurs liability or expense by reason of such person acting as an officer, employee or agent of the Company, except where indemnification is mandatory pursuant to the Business Association Act, in which case the Company is required to indemnify to the fullest extent required by the Business Association Act.

PART F/S
FINANCIAL STATEMENTS

The consolidated financial statements of the Company required to be in Part F/S are set forth below.

                           INTERIM CAPITAL CORPORATION

                          (A Development Stage Company)

                          INDEPENDENT AUDITOR'S REPORT

                                DECEMBER 31, 2004

                                       AND

                                DECEMBER 31, 2003

                                       AND

                   UNAUDITED FINANCIALS THROUGH JUNE 30, 2005

                                    CONTENTS

                                                                          Page

Independent Auditor's Report..............................................F - 1

Audited Balance Sheets
         December 31, 2004 and 2003.......................................F - 2

Audited Statements of Operations for the
         Years Ended December 31, 2004, 2003, and from Inception..........F - 3

Audited Statement of Cash Flows for the
         Years Ended December 31, 2004, 2003, and from Inception..........F - 4

Audited Statement of Stockholder's Equity for the
         Years Ended December 31, 2004, 2003, and from Inception..........F - 5

Audited Notes to Financial Statements
         December 31, 2004 and 2003.......................................F - 6

Balance Sheets
         Through June 30, 2005............................................F - 10

Statement of Operations for the
         Period Ended June 30, 2005.......................................F - 11

Statement of Cash Flows for the
         Period Ended June 30, 2005.......................................F - 12

Statement of Stockholder's Equity for the
         Period Ended June 30, 2005.......................................F - 14

Notes to Financial Statements
         Period Ended June 30, 2005.......................................F - 15

             MOORE & ASSOCIATES, CHARTERED ACCOUNTANTS AND ADVISORS
                                PCAOB REGISTERED



             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Interim Capital Corporation
Las Vegas, Nevada


We have audited the accompanying balance sheets of Interim Capital Corporation (a Developmental stage company) as of December 31, 2004 and the related statements of income, stockholders' equity, and cash flows for the period then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (PCAOB). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Interim Capital Corporation as of December 31, 2004, and the results of its operations and its cash flows for the periods then ended in conformity with accounting principles generally accepted in the United States of America.

Moore & Associates, Chartered


/s/ Moore & Associates, Chartered

April 14, 2005




              2675 S. JONES BLVD. STE 109, LAS VEGAS, NEVADA 89146
                       (702) 253-7511 Fax: (702) 253-7501


                              INTERIM CAPITAL CORP
                                  BALANCE SHEET
                           DECEMBER 31, 2004 AND 2003
                                     AUDITED

                                                 December 31, 2004    December 31, 2003
   ASSETS
Current Assets
   Cash                                                  $  33,531            $      76

   Total Current Assets                                     33,531                   76

Other Assets
   Investment in Securities                                 72,613                1,000
   Convertible Loan                                         11,000                 --

   Total Other Assets                                       83,613                1,000

   Total Assets                                            117,144                1,076

   LIABILITIES AND STOCKHOLDERS EQUITY
Cur Liabilities
   Income Taxes Payable                                  $    --
   Payable to Shareholder                                     --              $   5,000
   Loan from Shareholder                                      --                  1,644
   Unearned Revenue                                         80,000                 --

   Total Current Liabilities                                80,000                6,644

Stockholders' Equity

   Preferred Stock, authorized 25,000,000 shares,
   Par $0.001, none outstanding                                  0                    0

   Common Stock, authorized 200,000,000 shares,
   Par value $0.001, issued and outstanding 10,826,000
   And 7,601,000 shares issued and outstanding
   at December 31, 2004 and December 31, 2003               10,826                7,601

   Stock Subscriptions Receivable                          (40,000)                --

   Paid in Capital                                          57,274               (4,001)

   Accumulated Deficit                                       9,044               (9,168)

   Total Stockholders' Equity                               37,145               (5,568)

   Total Liabilities and Stockholders' Equity            $ 117,144            $   1,076


        The accompanying notes are an integral part of these statements.

                              INTERIM CAPITAL CORP
                             STATEMENT OF OPERATIONS
                    FOR THE YEAR ENDED DECEMBER 31, 2004 AND
                      DECEMBER 31, 2003 AND FROM INCEPTION

                                     AUDITED                        Period from
                                                                   November 12,
                                    Year ended      Year ended       2002 to
                                   December 31,    December 31,    December 31,
                                       2004            2003            2002
                                   --------------------------------------------
Revenue
   Consulting                      $    479,210    $     16,725    $    496,435
                                   --------------------------------------------
   Total Revenue                   $    479,210          16,725         496,435
                                   --------------------------------------------

Expenses
   Consulting                           138,390         138,390
   General and administrative           321,733          22,252         348,126
                                   --------------------------------------------
   Total Expenses                       460,123          22,252         486,516
                                   --------------------------------------------

Gain on Sale of Investment                 (875)           --              (875)
                                   --------------------------------------------

Provision for Income Taxes                 --              --              --
                                   --------------------------------------------

Net Income (Loss)                  $     18,212    $     (5,527)   $     (9,044)
                                   ============================================

Basic Earnings (Loss) per Share    $      0.001    $      (0.27)   $      0.001
                                   --------------------------------------------

Weighted Average Number of Shares    10,826,000          20,833      10,826,000
                                   --------------------------------------------

Diluted Earnings (Loss) per Share  $      0.001    $      (0.27)   $      (1.82)
                                   --------------------------------------------

Weighted Average Number of Shares    14,381,000          20,833           2,000
                                   --------------------------------------------


        The accompanying notes are an integral part of these statements.


                              INTERIM CAPITAL CORP
                             STATEMENT OF CASH FLOWS
              PERIOD ENDED DECEMBER 31, 2004 AND DECEMBER 31, 2003
                               AND FROM INCEPTION

                                     AUDITED

                                                                                       Inception
                                                                                        through
                                                       Year Ended      Year Ended     December 31,
                                                       12/31/2004      12/31/2003         2004
                                                      ------------    ------------    ------------
Cash flows from operating activities:

     Net Income (Loss)                                $     18,212    $     (5,527)   $      9,044

     Significant Non-Cash Transactions
     Common Stock issued for Services                        7,600           8,600
     Changes in Assets and Liabilities
     Changes in Loans Receivable                           (17,644)           --           (17,644)
     Increase in Unearned Revenue                           80,000            --            80,000
     Change in Payables                                       --              --             1,644
     Services rendered for investment                         --            (1,000)         (1,000)
                                                      ------------    ------------    ------------

     Cash from Operations                                   80,568           1,073          81,644
                                                      ------------    ------------    ------------

Investing activities:
     Cash Used for Investments                             (71,612)           --           (71,612)

Financing activities:
     Sale of common stock                                   64,500          (1,000)         63,500
     Less: Subscriptions Receivable                        (40,000)           --           (40,000)
                                                      ------------    ------------    ------------

     Cash used in Financing                                 24,500          (1,000)         23,500
                                                      ------------    ------------    ------------

Net increase (decrease) in cash                             33,456              73          33,529

Cash at beginning of the period                                 76               3              76
                                                      ------------    ------------    ------------

Cash at end of the period                             $     33,532    $         76    $     33,605
                                                      ============    ============    ============

Significant non cash transactions

Stock issued for services received 7,600,000 shares   $      7,600

Stock for services 2,000 shares                       $      2,000




        The accompanying notes are an integral part of these statements.


                              INTERIM CAPITAL CORP.
                   STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                        INCEPTION THROUGH MARCH 31, 2004

                                     AUDITED

                                         Common Stock              Paid in        Accumulated        Total
                                    Shares          Amount          Capital         Deficit         Equity
                                 ----------------------------------------------------------------------------
   Founders Stock for services

            at $1.00 per share          2,000    $          2    $      1,998                    $      2,000


                    Net (Loss)                                                   $     (3,641)         (3,641)
                                 ----------------------------------------------------------------------------


    Balance, December 31, 2002          2,000               2           1,998          (3,641)         (1,641)

           Repurchase of stock

         10/22/2003 for $6,000         (1,000)             (1)         (5,999)                         (6,000)

Issuance of stock for services

            at $0.001 12/31/03      7,600,000           7,600                                           7,600


                    Net (Loss)                                                         (5,527)         (5,527)
                                 ----------------------------------------------------------------------------


    Balance, December 31, 2003      7,601,000           7,601          (4,001)         (9,168)         (5,569)

    Issuance of stock for cash      3,225,000           3,225          61,275                          64,500

Less: subscriptions receivable                                        (40,000)                        (40,000)


                    Net Income                                                         18,212          18,212
                                 ----------------------------------------------------------------------------

     Balance December 31, 2004     10,826,000          10,826          17,274           9,044          37,145
                                 ============================================================================








         The accompanying notes are an integral part of these statements

                              INTERIM CAPITAL CORP.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1            GENERAL ORGANIZATION AND BUSINESS

INTERIM CAPITAL CORP. (the Company) was incorporated under the laws of the state of Nevada on November 12, 2002. The Company was formed to assist emerging companies in capital formation.

NOTE 2            SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

Accounting Basis
The basis is accounting principles generally accepted in the United States of America.

Earnings (Loss) per Share

The basic earnings (loss) per share is calculated by dividing the Company's net income available to common shareholders by the weighted average number of common shares during the year. The diluted earnings (loss) per share is calculated by dividing the Company's net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted as of the first of the year for any potentially dilutive debt or equity.

On January 1, 2004 the Company issued 3,555,000 options to purchase common stock at $0.001 per share. These options are considered non-compensatory. If the optioned shares were exercised the number of shares would increase from 10,826,000 to 14,381,000.

Dividends
The Company has not adopted any policy regarding payment of dividends. No dividends have been paid during the periods shown.

Income Taxes
The provision for income taxes is the total of the current taxes payable and the net of the change in the deferred income taxes. Provision is made for the deferred income taxes where differences exist between the period in which transactions affect current taxable income and the period in which they enter into the determination of net income in the financial statements.

Stock Based Compensation
The Company accounts for its stock based compensation based on provisions in SFAS No. 123, Accounting for Stock-Based Compensation which utilizes the fair method for the valuation of its securities given as compensation.

Advertising
Advertising is expensed when incurred. There has been no advertising during the periods.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue
Revenue for consulting is recorded when earned. Revenue from investment securities sold is recognized when the securities are sold.

NOTE 3            STOCKHOLDERS' EQUITY

Common Stock
During the year 2002 the Company issued to its two founders 1,000 shares of stock each for services rendered. These shares were valued at $1.00 each for a total of $2,000.

On October 10, 2003 the Company purchased from one of its founders his stock (1,000 shares) for $6,000. This was paid $1,000 in 2003 and the remainder paid in 2004. This payable has been paid as of the report date.

Sales conducted under Regulation D

On December 31, 2004, we completed an offering of shares of common stock in accordance with Regulation D, Rule 504 of the Securities Act, and the registration by qualification of the offering in the State of Nevada. We sold 3,225,000 shares of common stock, par value $0.001, at a price of $0.02 per share to 38 investors, of which 37 are unaffiliated shareholders of record and one is a trust managed by our Secretary, Jason Freeman. Mr. Freeman disclaims any beneficial ownership in the trust, but does exercise voting control. The 37 non-affiliated shareholders hold 3,125,000 shares of our common stock. The one affiliated shareholder holds 100,000 shares of common stock. The offering was sold for $64,500 in cash. All investors were, at the time of purchase, residents of the State of Nevada or the complete offer and sale of the security was conducted in the State of Nevada as per their guidelines.

This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, in accordance with Regulation D, Rule 504 of the Act. In addition, this offering was on a best efforts basis. In regards to the offering closed in December 2004, listed below are the factual circumstances which support the availability of Rule 504:

         1. At the time of the offering, we were not subject to the reporting requirements of section 13 or section 15(d) of the Exchange Act. Further, we are not now, nor were we at the time of the offering, considered to be an investment company. Finally, since inception, we have pursued a specific business plan, and continue to do so.
         2. We were issued a permit to sell securities by the State of Nevada, pursuant to our application for registration by qualification of offering of our common stock in that state. The application for registration by qualification was filed pursuant to the provisions of NRS 90.490, which requires the public filing and delivery to investors of a substantive disclosure document before sale. In December 2004, we completed an offering of shares of common stock pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of said offering in the State of Nevada, whereby we sold 3,225,000 shares of our common stock to a total of 38 shareholders. The entire offering was conducted exclusively in the State of Nevada, pursuant to the permit issued by the State of Nevada.
         3. The aggregate offering price for the offering closed in December 2004 was $64,500, all of which was collected from the offering.

NOTE 4            RELATED PARTY TRANSACTIONS

The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities becomes available, he/she may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 5            PROVISION FOR INCOME TAXES

The Company provides for income taxes under Statement of Financial Accounting Standards NO. 109, Accounting for Income Taxes. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse.

SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. For the years 2003 and prior, In the Company's opinion, it was uncertain whether they will generate sufficient taxable income in the future to fully utilize the net deferred tax asset. Accordingly, a valuation allowance equal to the deferred tax asset has been recorded. The total deferred tax asset is calculated by multiplying a 15% estimated tax rate by the items making up the deferred tax account, the NOL. The total valuation allowance is a comparable amount.

The provision for income taxes is comprised of the net changes in deferred taxes less the valuation account plus the current taxes payable as shown in the chart below.

                                               12/31/04    12/31/03    12/31/02
                                               --------    --------    --------

Tax Asset from NOL (net changes)               $ (1,119)   $    979    $    140
Valuation account                                     0        (979)       (140)
Current Taxes Payable                             4,438           0           0
                                               --------    --------    --------
Current Tax Expense                            $  3,319    $      0    $      0
                                               --------    --------    --------

NOTE 6            OPTIONS

On January 1, 2004 the Company issued to two of its new employees options to purchase stock along with a business trust.

                  Number of shares                         Option Purchase Price
                  1,200,000                                               $0.001
                  1,200,000                                                0.001
                  1,155,000                                                0.001

These options all vest 50% in six months (July 1, 2004) and 100% on December 31, 2004. They will expire on December 31, 2006. These options are considered non-compensatory.

NOTE 7            SUBSEQUENT EVENTS

None

NOTE 8            THE EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Below is a listing of the most recent accounting standards and their effect on the Company.

SFAS 148 Accounting for Stock-Based Compensation-Transition and Disclosure

Amends FASB 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation.

SFAS 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities

This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement NO. 133, Accounting for Derivative Instruments and Hedging Activities.

SFAS 150 Financial  Instruments  with  Characteristics  of both  Liabilities and
Equity

This Statement requires that such instruments be classified as liabilities in the balance sheet. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003.

Interpretation No. 46 (FIN 46)

Effective January 31, 2003, The Financial Accounting Standards Board requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a continuing financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company has not invested in any such entities, and does not expect to do so in the foreseeable future.

The adoption of these new Statements is not expected to have a material effect on the Company's financial position, results or operations, or cash flows.

NOTE 9            INVESTMENTS

The Company purchased shares, for cash, in private transactions believed to be exempt from registration of the 1933 Act under Section 4 (1) or Section 4 (2).

COMPANY                              SHARES       BOOK         FMV*      GAIN/
                                                  VALUE                  LOSS
Brinkman                             112,500          113     20,250  $   20,137
Explore                            7,500,000        7,500      7,500        --
Saguaro                               65,000       65,000    227,500     162,500
                                               ----------

Total Book Value of Shares                         71,613
                                               ----------

Total Book Value of Investments   $   71,613
                                  ----------

*Based on the most recent "bid" price as quoted, or if none quoted, valued at purchase price.

                           INTERIM CAPITAL CORPORATION
                                  BALANCE SHEET
                                  JUNE 30, 2005

                                   -UNAUDITED-


ASSETS -

                                 CURRENT ASSETS
     CASH - BANK ONE                                              $    52,212.58
     PREPAID EXPENSES                                                     199.50
     OTHER RECEIVABLE                                                     120.00
                                                                  --------------

        TOTAL CURRENT ASSETS                                           53,532.08
                                                                  --------------

OTHER ASSETS
     INVESTMENTS - STOCK                                               65,112.50
                                                                  --------------

        TOTAL OTHER ASSETS                                             65,112.50
                                                                  --------------


               TOTAL ASSETS                                       $   117,644.58
                                                                  ==============

                       LIABILITIES & STOCKHOLDERS' EQUITY

                               CURRENT LIABILITIES
     FEDERAL INCOME TAX PAYABLE                                   $     6,442.00
                                                                  --------------

        TOTAL CURRENT LIABILITIES                                       6,442.00
                                                                  --------------


               TOTAL LIABILITIES                                        6,442.00
                                                                  --------------

                              STOCKHOLDERS' EQUITY

     COMMON STOCK                                                      10,826.00
     ADDITIONAL PAID-IN CAPITAL                                        57,274.00
     RETAINED EARNINGS                                                  5,592.82
     NET INCOME                                                        37,509.76
                                                                  --------------

        TOTAL STOCKHOLDERS' EQUITY                                    111,202.58
                                                                  --------------


               TOTAL LIABILITIES AND
            STOCKHOLDERS' EQUITY                                  $   117,644.58
                                                                  ==============



         The accompanying notes are an integral part of these statements

                           INTERIM CAPITAL CORPORATION
                                INCOME STATEMENT
                     FOR THE SIX MONTHS ENDED JUNE 30, 2005

                                   -UNAUDITED-

                                                                   YEAR TO DATE
                                                                  --------------
REVENUES
    CONSULTING                                                    $   187,700.00
                                                                  --------------

       TOTAL REVENUES                                                 187,700.00
                                                                  --------------

OPERATING EXPENSES:

ADVERTISING                                                               750.00
AUTOMOBILE                                                                 95.75
BANK FEES                                                                 269.25
CONSULTING                                                             90,500.00
FILING FEES                                                             3,386.83
HEALTH INSURANCE                                                        2,034.76
MEALS & ENTERTAINMENT                                                   9,330.73
MISCELLANEOUS                                                           1,071.23
OFFICER'S SALARY                                                       15,824.00
PROFESSIONAL FEES                                                      13,450.50
RENT                                                                    1,217.98
TAXES                                                                   2,720.88
TELEPHONE                                                               4,860.38
TRAVEL                                                                  5,297.95

TOTAL OPERATING EXPENSES                                              150,830.24
                                                                  --------------

INCOME FROM OPERATIONS                                                 36,869.76
                                                                  --------------


OTHER
   INCOME
   CAPITAL GAIN                                                         8,100.00
                                                                  --------------

       TOTAL OTHER INCOME                                               8,100.00
                                                                  --------------



TAX PROVISION (BENEFIT):
   CURRENT TAX PROVISION                                                7,460.00
                                                                  --------------

       TOTAL TAX PROVISION                                              7,460.00
                                                                  --------------


         NET INCOME                                               $    37,509.76
                                                                  ==============


         The accompanying notes are an integral part of these statements

                           INTERIM CAPITAL CORPORATION

                             STATEMENT OF CASH FLOWS

                     FOR THE SIX MONTHS ENDED JUNE 30, 2005

                                   -UNAUDITED-


                     CASH FLOW USED BY OPERATING ACTIVITIES

   CASH RECEIVED FROM CUSTOMERS                                  $   187,700.00
   CASH PAID TO EMPLOYEES                                            (15,824.00)
   CASH PAID TO SUPPLIERS & VENDORS                                 (216,254.74)
   OTHER INCOME                                                        8,100.00
   INCOME TAX PROVISION                                                7,460.00
                                                                 --------------



     CASH PROVIDED (USED) BY OPERATING ACTIVITIES                    (28,818.74)
                                                                 --------------


CASH FLOW FROM INVESTING ACTIVITIES

   PROCEEDS FROM SALE OF EXPLORE ENERGY CORP                           7,500.00
                                                                 --------------

     CASH PROVIDED BY INVESTING ACTIVITIES                             7,500.00
                                                                 --------------

CASH FLOW FROM FINANCING ACTIVITIES

   STOCK SUBSCRIPTION RECEIVABLE                                      40,000.00
                                                                 --------------

     CASH PROVIDED BY FINANCING ACTIVITIES                            40,000.00
                                                                 --------------

           NET INCREASE IN CASH                                       18,681.26

CASH AT BEGINNING OF PERIOD                                           33,531.32
                                                                 --------------

           CASH AT END OF PERIOD                                 $    52,212.58
                                                                 ==============











         The accompanying notes are an integral part of these statements

                           INTERIM CAPITAL CORPORATION
                             STATEMENT OF CASH FLOWS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2005

                                   -UNAUDITED-


                          RECONCILIATION OF NET INCOME
                         TO NET CASH USED IN OPERATIONS




NET INCOME                                                        $   37,509.76
                                                                  -------------

ADJUSTMENTS TO RECONCILE NET INCOME TO
    NET CASH USED IN OPERATIONS:

     NOTE RECEIVABLE - BBX                                              (120.00)
     NOTE RECEIVABLE - SNIFFEX, INC                                   11,000.00
     PREPAID EXPENSES                                                   (199.50)
     DEPOSIT FROM NATIONAL STORM                                     (30,000.00)
     DEPOSIT FROM SNIFF                                              (30,000.00)
     DEPOSIT FROM SNIFFEX, INC                                       (20,000.00)
     FEDERAL INCOME TAX PAYABLE                                        2,991.00
                                                                  -------------


                NET CASH PROVIDED (USED) BY
                    OPERATING ACTIVITIES                          $  (28,818.74)
                                                                  =============


















         The accompanying notes are an integral part of these statements


                           INTERIM CAPITAL CORPORATION

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                     FOR THE SIX MONTHS ENDED JUNE 30, 2005

                                  -UNAUDITED -


                                               Common Stock            Paid in     Accumulated     Total
                                            Shares       Amount        Capital      Earnings      Equity
                                          ----------------------------------------------------------------
              Balance December 31, 2004    10,826,000    10,826.00    17,274.00     5,592.82    33,692.82

Plus: Subscription Receivable Payments,
                           January 2005                               40,000.00                 40,000.00

         Net Income as of June, 30 2005                                            37,509.76    37,509.76
                                          ----------------------------------------------------------------

                  Balance June 30, 2005    10,826,000    10,826.00    57,274.00    43,102.58    111,202.58




























         The accompanying notes are an integral part of these statements

                              INTERIM CAPITAL CORP.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1            GENERAL ORGANIZATION AND BUSINESS

INTERIM CAPITAL CORP. (the Company) was incorporated under the laws of the state of Nevada on November 12, 2002. The Company was formed to assist emerging companies in capital formation.

NOTE 2            SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

Accounting Basis
The basis is accounting principles generally accepted in the United States of America.

Earnings (Loss) per Share
The basic earnings (loss) per share is calculated by dividing the Company's net income available to common shareholders by the weighted average number of common shares during the year. The diluted earnings (loss) per share is calculated by dividing the Company's net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted as of the first of the year for any potentially dilutive debt or equity.

On January 1, 2004 the Company issued 3,555,000 options to purchase common stock at $0.001 per share. These options are considered non-compensatory. If the optioned shares were exercised the number of shares would increase from 10,826,000 to 14,381,000.

Dividends
The Company has not adopted any policy regarding payment of dividends. No dividends have been paid during the periods shown.

Income Taxes
The provision for income taxes is the total of the current taxes payable and the net of the change in the deferred income taxes. Provision is made for the deferred income taxes where differences exist between the period in which transactions affect current taxable income and the period in which they enter into the determination of net income in the financial statements.

Advertising
Advertising is expensed when incurred. There has been no advertising during the periods.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue
Revenue for consulting is recorded when earned. Revenue from investment securities sold is recognized when the securities are sold.


NOTE 3            STOCKHOLDERS' EQUITY

Common Stock
During the year 2002 the Company issued to its two founders 1,000 shares of stock each for services rendered. These shares were valued at $1.00 each for a total of $2,000.

On October 10, 2003 the Company purchased from one of its founders his stock (1,000 shares) for $6,000. The Founder was paid $1,000 in 2003 and the remainder paid in 2004.

Sales conducted under Regulation D

On December 31, 2004, the Company completed an offering of shares of common stock in accordance with Regulation D, Rule 504 of the Securities Act, and the registration by qualification of the offering in the State of Nevada. The Company sold 3,225,000 shares of common stock, par value $0.001, at a price of $0.02 per share to 38 investors, of which 37 are unaffiliated shareholders of record and one is a trust managed by the Secretary, Jason Freeman. Mr. Freeman disclaims any beneficial ownership in the trust, but does exercise voting control. The 37 non-affiliated shareholders hold 3,125,000 shares of the common stock. The one affiliated shareholder holds 100,000 shares of common stock. The offering was sold for $64,500 in cash. All investors were, at the time of purchase, residents of the State of Nevada or the complete offer and sale of the security was conducted in the State of Nevada as per their guidelines.

This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, in accordance with Regulation D, Rule 504 of the Act. In addition, this offering was on a best efforts basis. In regards to the offering closed in December 2004, listed below are the factual circumstances which support the availability of Rule 504:

         1. At the time of the offering, the Company was not subject to the reporting requirements of section 13 or section 15(d) of the Exchange Act. Further, the Company is not now, nor was the Company at the time of the offering, considered to be an investment company. Finally, since inception, the Company has pursued a specific business plan, and continues to do so.
         2. The Company was issued a permit to sell securities by the State of Nevada, pursuant to our application for registration by qualification of offering of our common stock in that state. The application for registration by qualification was filed pursuant to the provisions of NRS 90.490, which requires the public filing and delivery to investors of a substantive disclosure document before sale. In December 2004, the Company completed an offering of shares of common stock pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of said offering in the State of Nevada, whereby sold 3,225,000 shares common stock were sold to a total of 38 shareholders. The entire offering was conducted exclusively in the State of Nevada, pursuant to the permit issued by the State of Nevada.
         3. The aggregate offering price for the offering closed in December 2004 was $64,500, all of which was collected from the offering.

NOTE 4            RELATED PARTY TRANSACTIONS

The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities as they become available, The officers and directors may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 5            PROVISION FOR INCOME TAXES

The Company provides for income taxes under Statement of Financial Accounting Standards NO. 109, Accounting for Income Taxes. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse.

SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. For the years 2003 and prior, In the Company's opinion, it was uncertain whether they will generate sufficient taxable income in the future to fully utilize the net deferred tax asset. Accordingly, a valuation allowance equal to the deferred tax asset has been recorded. The total deferred tax asset is calculated by multiplying a 15% estimated tax rate by the items making up the deferred tax account, the NOL. The total valuation allowance is a comparable amount.

The provision for income taxes is comprised of the net changes in deferred taxes less the valuation account plus the current taxes payable as shown in the chart below.



                                               6/30/05     12/31/04    12/31/03
                                               --------    --------    --------

Tax Asset from NOL (net changes)               $      0    $ (1,119)   $    979
Valuation account                                     0           0        (979)
Current Taxes Payable                             6,442       4,570           0
Prior year overpayment                           (1,018)          0           0
                                               --------    --------    --------
Current Tax Expense                            $  7,460    $  3,451    $      0
                                               --------    --------    --------

NOTE 6            OPTIONS

On January 1, 2004 the Company issued to two of its new employees options to purchase stock along with a business trust.

             Number of shares                              Option Purchase Price
             ----------------                              ---------------------
             1,200,000                                                    $0.001
             1,200,000                                                     0.001
             1,155,000                                                     0.001

These options vest 50% in six months (July 1, 2004) and 100% on December 31, 2004. They will expire on December 31, 2006. These options are considered non-compensatory.


NOTE 7            THE EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Below is a listing of the most recent accounting standards and their effect on the Company.

SFAS 148 Accounting for Stock-Based Compensation-Transition and Disclosure

Amends FASB 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation.

SFAS 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities

This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement NO. 133, Accounting for Derivative Instruments and Hedging Activities.

SFAS 150 Financial  Instruments  with  Characteristics  of both  Liabilities and
Equity

This Statement requires that such instruments be classified as liabilities in the balance sheet. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003.

Interpretation No. 46 (FIN 46)

Effective January 31, 2003, The Financial Accounting Standards Board requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a continuing financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company has not invested in any such entities, and does not expect to do so in the foreseeable future.

The adoption of these new Statements is not expected to have a material effect on the Company's financial position, results or operations, or cash flows.

NOTE 8            INVESTMENTS

The Company purchased shares, for cash, in private transactions believed to be exempt from registration of the 1933 Act under Section 4 (1) or Section 4 (2).

COMPANY                            SHARES      BOOK           FMV*        GAIN/
                                               VALUE                      LOSS
BKOU                               112,500        113       1,687.50    $  1,575
SGUJ                                65,000     65,000         97,500      32,500
                                             --------

Total Book Value of Shares                     65,113
                                             --------

Total Book Value of Investments              $ 65,113
                                             --------

*Based on the most recent "bid" price as quoted on August 19, 2005 or if none quoted, valued at purchase price.



PART III

Item 1.  Index to Exhibits

Exhibit 1.        Articles of Incorporation

Exhibit 2.        Amendments to Articles of Incorporation

Exhibit 3.        Bylaws



In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Interim Capital Corporation
(Registrant)

Date: September 26, 2005

By: /s/ Mark Lindberg
Mark Lindberg
President

Exhibit 1.    Articles of Incorporation

                            ARTICLES OF INCORPORATION

                                       OF

                             Genesis Oil & Gas, Inc.


         FIRST:  The name of the corporation is Genesis Oil & Gas, Inc.

         SECOND: Its registered office in the State of Nevada is located at 1155 West 4th Street, Suite 214, Reno, Nevada 89503. The name of its resident agent at that address is The Corporate Place, Inc.

         THIRD: The aggregate number of shares of all classes of stock, which the Corporation shall have authority to issue is Two Hundred Twenty Five Million (225,000,000) of which Two Hundred Million (200,000,000) shares will be designated $.001 par value common stock ("Common Stock"), and Twenty-Five Million (25,000,000) shares shall be designated $.001 par value preferred stock ("Preferred Stock"). Without further authorization from the shareholders, the Board of Directors shall have the authority to divide the Common Stock into separate classes or series with such designations, preferences or other special rights, or qualifications, limitations or restrictions thereof prior to issuance of any or all of the shares of such Common Stock, and to forward or reverse split or divide into separate such issues shares of Common Stock without affecting the total number of shares of Common Stock authorized hereby, and, further, to divide and issue from time to time any or all of the Twenty-Five Million (25,000,000) shares of such Preferred Stock into one or more series with such designations, preferences or other special rights, or qualification, limitations or restrictions thereof, as may be designated by the Board of Directors, prior to the issuance of such series, and the Board of Directors is hereby expressly authorized to fix by resolution or resolutions only and without further action or approval of the corporation's shareholders, prior to such issuance, such designations, preferences and relative, participating, optional or other special rights, or qualifications, limitations or restrictions, including, without limitation the date and times at which, and the rate, if any, or rates which dividends on such series of Common Stock or Preferred Stock shall be paid; the rights if any, of the holders of such class or series of the Common Stock or Preferred Stock to vote and the manner of voting, except as otherwise provided by the law, the rights, if any, of the holders of shares of such class or series of Common Stock or Preferred Stock to convert the same into, or exchange the same for, other classes of stock of the Corporation and the terms and conditions for such conversion or exchange; the redemption price or prices and the time at which, and the terms and conditions of which, the shares of such class or series of Common Stock or Preferred Stock may be redeemed; the rights of the holders of shares of such class or series of Common Stock or Preferred Stock upon the voluntary or involuntary liquidation, distribution or sale of assets, dissolution or winding up of the Corporation, and the terms of the sinking fund or redemption or purchase account, if any, to be provided for such class or series of Common Stock or Preferred Stock. The designations, preferences, and relative, participating, optional or other special rights, the qualifications, limitations or restrictions thereof, of each additional series, if any, may differ from those of any and all other series already outstanding. Further, the Board of Directors shall have the power to fix the number of shares constituting any classes or series and thereafter to increase or decrease the number of shares of any such class or series subsequent to the issue of shares of that class or series but not above the number of shares of that class or series then authorized.

         FOURTH: The governing Board of this Corporation shall be known as directors, and the number of directors may from time to time be increased or decreased in such manner as shall be provided by the by-laws of this Corporation.

         The name and address of the first Board of Directors, which shall be one (1) in number, is as follows:

                  NAME                                      ADDRESS

                  Joshua Lankford                    420 E Round Grove Road
                                                     Suite 118 PMB 216
                                                     Lewisville, Texas 75067

         FIFTH: The name and address of the incorporator signing the Articles of Incorporation is as follows:

                  NAME                                      ADDRESS

                  Joshua Lankford                    420 E Round Grove Road
                                                     Suite 118 PMB 216
                                                     Lewisville, Texas 75067

         SIXTH: To the fullest extent permitted by Nevada Revised Statute 78.037 as the same exists or may hereafter be amended, an officer or director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages due to breach of fiduciary duty as such officer or director.

         SEVENTH: The purpose of this Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Nevada.

         EIGHTH: The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

         (1) The Board of Directors shall have power without the assent or vote of the stockholders:

                  (a) To make, alter, amend, change, add to or repeal the by-laws of the Corporation; to fix and vary the amount of capital or shares of the Corporation's capital stock to be reserved or issued for any proper purpose; to authorize and cause to be executed mortgages and liens upon all or any part of the property of the Corporation; to determine the use and disposition of any surplus or net profits; and to fix the times for the declaration and payment of dividends.

                  (b) To determine from time to time whether, and to what times and places, and under what conditions the accounts and books of the Corporation (other than the stock ledger) or any of them, shall be open to the inspection of the stockholders.

         (2) The directors in their discretion may submit any contract or act for approval or ratification at any annual meeting of the stockholders or any meeting of the stockholders called for the purpose of considering any such act or contract, and any contract or act that shall be approved or be ratified by the vote of the holders of a majority of the stock of the Corporation which is represented in person or by proxy at such meeting and entitled to vote there at (provided that a lawful quorum of stockholders be there represented in person or by proxy) shall be as valid and as binding upon the Corporation and upon all the stockholders as though it has been approved or ratified by every stockholder of the Corporation, whether or not the contract or act would otherwise be open to legal attack because of directors' interest, or for any other reason.

         (3) In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation; subject, nevertheless, to the provisions of the statutes of Nevada, of this certificate, and to any by-laws from time to time made by the stockholders; provided, however, that no by-laws so made shall invalidate any prior act of the directors which would have been valid if such by-law had not been made.

         (4) The holders of one-third of the voting power of the shares entitled to vote at a meeting, represented either in person or by proxy, shall constitute a quorum for the transaction of business at any regular or special meeting of shareholders.

         (5) Cumulative voting by the shareholders of this Corporation shall not be permitted in any election of directors.

         IN WITNESS WHEREOF, the undersigned, Joshua Lankford, for the purposes of forming a corporation pursuant to the General Corporation Law of the State of Nevada, does make and file these Articles of Incorporation, hereby declaring and certifying that the facts herein stated are true; and accordingly I have hereunto set my hand this 20th day of August 2002.


                                            /s/ Joshua Lankford
                                            Joshua Lankford, President/Secretary

Exhibit 2.    Amendments to Articles of Incorporation

                            Certificate of Amendment
                       (PURSUANT TO NRS 78.385 and 78.390)


                                                               November 12, 2002
Important: Read attached instructions before completing form.
-------------------------------------------------------------

                              FILE NO: C20929-2002

              Certificate of Amendment to Articles of Incorporation
                         For Nevada Profit Corporations
          (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)
                             - Remit in Duplicate -

1. Name of corporation: Interim Capital Corp.

2. The articles have been amended as follows (provide article numbers, if available)

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 100%.*

4. Officer Signature (required):

/s/ Joshua Lankford
Joshua Lankford, President

* If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and remit the proper fees may cause this filing to be rejected.

Exhibit 3.     Bylaws

                                     BY-LAWS
                                       OF
                              Interim Capital Corp.

                                    ARTICLE I
                                     OFFICES

The principal office shall be in Texas and shall be at 5710 LBJ Freeway, Suite 103, Dallas, Texas 75240. The Registered Agent shall be in the State of Nevada located at 1155 West 4th Street, Suite 214, Reno, Nevada and the name of the Registered Agent shall be The Corporate Place.

         The corporation may have such additional offices as the Board of Directors may, from time to time, determine and as the business of the corporation may require.

                                   ARTICLE II
                            MEETINGS OF SHAREHOLDERS

         Section 1. Place. All shareholder meetings shall be held at the principal office of the corporation, or at such other place, either within or without the State of Nevada, as from time to time may be determined by the Board of Directors and specified in the notice of such meeting.

         Section 2. Annual Meeting. The annual meeting of the shareholders shall be held on the 16th day of April every year at 9:00 AM, unless called sooner, and if a legal holiday, then at the same hour on the next business day. At such meeting, the shareholders shall elect the directors of the corporation and shall transact such other business as may come before the meeting.

         Section 3. Special Meetings. Special shareholder meetings may be called at any time by the President or by a majority of the directors. It shall also be the duty of the President to call such meetings whenever requested in writing to do so by the holders of not less than one-tenth (1/10) of all the shares entitled to vote at the meeting, which request shall state the objects of the proposed meeting. Business transacted at all special meetings shall be confined to the objects stated in the notice unless items of new business are consented to in writing by shareholders possessing a majority of shares entitled to vote.

         Section 4. Quorum. Shareholders possessing one tenth (1/10) of the shares entitled to vote, represented by the holders in person, or by proxy, shall be required at all meetings to constitute a quorum for the election of directors or the transaction of any other business.

         Section 5. Proxies. At all shareholder meetings, a shareholder may vote in person, or vote by written proxy executed by a shareholder. The proxy shall be filed with the secretary of the corporation or other person authorized to tabulate votes before or immediately prior to the commencement of the meeting. No proxy shall be valid after 11 months from the date of its execution unless otherwise provided in the proxy.

         Section 6. Voting. The affirmative vote of shareholders possessing majority of the issued and outstanding shares present and entitled to vote shall be required at any valid meeting at which a quorum is present in order for such action to be the valid act of the shareholders. In addition:

                  (1) Consent of the shareholders possessing not less than one fourth (1/4) of the shares of the corporation entitled to vote shall be required to amend the Articles of Incorporation;

                  (2) Consent of the shareholders possessing at least one fourth (1/4) of the shares of the corporation present and entitled to vote at a meeting called for that purpose shall be required in order to approve the merger of the corporation or to approve the sale of all or substantially all of the assets of the corporation;

                  (3) Consent of the shareholders possessing at least one fourth (1/4) of the shares of the corporation present and entitled to vote shall be required in order to alter, amend or repeal these By-laws.

Every shareholder of record shall be entitled to one (1) vote for each share standing in his or her name on the books of the corporation on the record date fixed as hereafter provided or, if no such record date was fixed with respect to such meeting, on the day of the meeting, and may vote such shares either in person, or through a proxy meeting the requirements set forth in Section 5.

         Section 7. Notice. Each shareholder of record entitled to vote shall receive notice of the time and place of the annual shareholder meeting and notice of the time, place, and purpose of each special shareholder meeting. Notice of a shareholders' meeting shall be given to each shareholder of record entitled to vote at least ten (10) but not more than sixty (60) days before the date set for such meeting. Shareholders representing at least one fourth (1/4) of the outstanding shares, thus representing a Quorum, may waive the 10 day notice, if delivered in writing and transact business on behalf of the Shareholders or the Company.

         Section 8. Adjourned Meeting. If any shareholder meeting is adjourned to a different date, time or place, notice need not be given if the new date, time and place is announced at the meeting before adjournment. A quorum present in person or by proxy shall be required at the subsequently adjourned shareholder meeting in order to properly transact any business.

         Section 9. Fixing of Record Date. For the purpose of determining shareholders entitled to notice of a meeting, to vote at a meeting, to receive a dividend, to receive or exercise subscription or other rights, to participate in a reclassification of stock, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors may fix in advance a record date for determination of shareholders for such purpose, such date to be not more than sixty (60) days and, if fixed for the purpose of determining shareholders entitled to notice of and to vote at a meeting, not less than ten
(10) days, prior to the date on which the action requiring the determination of shareholders is to be taken.

         Section 10. Shareholders List. A complete list of the shareholders entitled to vote at the shareholders' meeting, arranged in alphabetical order, with the address of each, and the number of voting shares held by each, shall be prepared by the Secretary and filed in the registered office at least five (5) days before the meeting. The voting list shall at all times, during the usual hours of business and during the whole time of the shareholders' meeting, be opened to examination by any shareholder or any shareholder's representative. Except as otherwise provided by law, the corporation and its directors, officers and agents may recognize and treat a person registered on its records as the owner of shares, for all purposes, and as the person exclusively entitled to have and to exercise all rights and privileges incident to the ownership of such shares. The corporation and its directors, officers and agents shall not be affected by any actual or constructive notice any of them may have to the contrary.

         Section 11. Order of Meeting. At all shareholder meetings, the order of business shall be, as far as applicable and practicable, as follows:

                           (1) Organization and election of a presiding  officer
                  and secretary of the meeting;

                           (2) Proof of notice of meeting or of waivers  thereof
                  (the certificate of the Secretary of the Corporation, or the affidavit of any other person who mailed the notice or caused the same to be mailed, being proof of service of notice by mail);

                           (3) Submission by Secretary or by inspectors,  if any
                  shall have been elected or appointed, of list of shareholders entitled to vote, present in person or by proxy;

                           (4)  Reading  of  unapproved   minutes  of  preceding
                  meetings, and action thereon;

                           (5) Reports;

                           (6) If at a  meeting  called  for that  purpose,  the
                  election of directors;

                           (7) Unfinished business;

                           (8) New  business  strictly  limited to the items set
                  forth in the notice of the annual meeting or notice of special meeting;

                           (9) Adjournment. However, a motion to adjourn made by
                  shareholders possessing a one fourth (1/4) of the shares present and entitled to vote shall take precedence over the order of business.

         Section 12. Informal Shareholder Action. Any action required or permitted to be taken at a shareholder meeting may be taken without a meeting providing that shareholders having that proportion of the total voting power required to authorize or constitute such action at a shareholders meeting consent in writing to the proposed action.

         Section 13. Voting for Directors. In the election of directors, each shareholder of record possessing voting rights is entitled to vote for each Director and each Director shall be elected to the Board of Directors by majority vote of the Shareholders present at the meeting.

         Section 14. Nomination of Directors. Individuals proposed to be elected to the Board of Directors shall be nominated at the annual meeting of shareholders, or if a special meeting of shareholders has been called for such purpose, at the special meeting.

                                   ARTICLE III
                                    DIRECTORS

         Section 1. Number and Qualifications. The management and control of the affairs, business and property of the corporation shall be vested in its Board of Directors. The number of directors of this corporation shall be fixed at not less than 1, nor more than 7. Each director shall hold office until the third annual shareholder meeting held after his or her election or until his or her death, resignation, or removal.

         Section 2. Annual Meetings. The annual meeting of the Board of Directors shall be held each year immediately after and at the same place as the annual meeting of shareholders. No notice of the annual meeting of the Board of Directors need be given.

         Section 3. Regular Meetings. Regular Board of Directors meetings may be held at such places and at such times as the Board of Directors may from time to time determine by resolution. If any day fixed for a regular meeting shall be a legal holiday at the place where the meeting is to be held, then the meeting which otherwise would be held on that day shall be held at the same hour on the next succeeding business day not a legal holiday. No notice of regular Board of Directors meetings need be given.

         Section 4. Special Board Meetings. Special meetings of the Board of Directors shall be held whenever called by the President or by a majority of the directors. Notice of each special Board of Directors meeting shall be given to each director at least two (2) days before the day on which the special meeting is to be held. Every such notice shall state the time and place of the meeting and the purpose thereof. The business transacted at such special meeting shall be confined to the purposes stated in the notice unless the majority of the directors of the corporation consent in writing to discuss new business not contained in the notice of the meeting.

         Section 5. Quorum. At each Board of Directors meeting, one half (1/2) of the directors shall be present in order to constitute a quorum for the transaction of business. In the absence of a quorum, any one of the directors present may adjourn any meeting, provided the date, time and place of the adjourned meeting is given prior to adjournment.

         Section 6. Voting. At any Board of Directors meeting at which a quorum is present, the affirmative vote of a majority of the members of the Board of Directors shall be had on any matter coming before such meeting in order to constitute such action the valid act of the Board of Directors thereon except a vote of one half (1/2) of disinterested directors shall be necessary to approve any self-dealing transaction. Every member of the Board of Directors shall be entitled to one (1) vote on any question before the Board of Directors. Any director absent from a meeting of the Board of Directors, or any committee thereof, may be represented by any other director who may cast the absent directors vote according to his or her written instruction, whether general or special, filed with the secretary of the corporation.

         Section 7. Place of Meeting. The Board of Directors shall hold its meetings at the principal office of the corporation. The Board of Directors may meet at any other place, either within or without the State of Nevada if consented to by one half (1/2) of the directors.

         Section 8. Alternative Meetings. Board of Directors meetings may be held by means of telephone or video conference calls or similar communication provided all persons participating in the meeting can hear and communicate with each other. Participation in a Board of Directors meeting by such means of communication whether by one director or all directors constitutes presence in person at the meeting except as to a person who participates in the meeting for the express purpose of objecting to the transacting of any business on the ground that the meeting is not lawfully called or convened.

         Section 9. Removal of Director. The shareholders may remove one or more directors at a meeting called for that proposal if notice has been given that a purpose of the shareholder's meeting is such removal. The removal may be with or without cause and be done by majority vote of the shareholders present in person or by proxy.

         Section 10. Vacancies. All vacancies in the Board of Directors, however caused, shall be filled by majority vote of the remaining directors.

         Section 11. Resignation. Any director may resign at any time by giving written notice to the President or to the Secretary or other officer. The resignation of any director shall take effect at the time specified in the notice or resignation. The acceptance of such resignation shall not be necessary to make it effective.

         Section 12. Committees. The Board of Directors may designate one (1) or more committee(s), each committee to consist of two (2) or more of the directors of the corporation (and one or more directors may be named as alternate members to replace any absent or disqualified regular members), which, to the extent provided by resolution of the Board of Directors or the By-Laws, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the corporation, and may have power to authorize the seal of the corporation to be affixed to documents. Such committee or committees shall have such name or names as may be stated in the By-Laws, or as may be determined from time to time by the Board of Directors. Any vacancy occurring in any such committee shall be filled by the Board of Directors, but the President may designate another director to serve on the committee pending action by the Board of Directors. Each such committee shall hold office during the term of the Board of Directors constituting it, unless otherwise ordered by the Board of Directors.

         Section 13. Consent. Any action which may be taken at a meeting of the Board of Directors or any committee thereof may be taken by consent in writing signed by all of the directors, or by all members of the committee, as the case may be, and filed with the records of proceedings of the Board of Directors or committee.

         Section 14. Compensation. Directors, as such, shall receive such payment for their services as may be fixed by resolution of the Board of Directors and shall receive their actual expenses of attendance, if any, for each regular or special meeting of the Board of Directors; provided that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefore.

         Section 15. Waiver of Liability and Indemnification. No director, officer or employee of the corporation shall have any personal liability to the corporation, its shareholders, or third persons for monetary damages for breach of fiduciary duty as director or officer provided, however, that this provision shall not limit the liability of any person a director, officer, or, if applicable, the employee:

                           1) For any breach of the director's or officer's duty
                  of loyalty to the corporation or its shareholders;

                           2) For acts or  omissions  not in good faith or which
                  involve intentional misconduct or known violation of law;

                           3) Illegal dividend declaration; or

                           4) Any transaction from which a director,  officer or
                  employee derived an improper benefit.

         The corporation shall indemnify and hold harmless any director, officer or employee made a party to a proceeding solely because he or she is or was a director of the corporation if: (1) he or she acted in good faith; (2) reasonably believed that his or her actions were in the best interest of the corporation; (3) reasonably believed that his or her conduct was lawful; and (4) the director prevails on the merits. Indemnification permitted in connection with a proceeding is limited to reasonable expenses incurred in connection with the proceeding and any amounts paid in settlement of the proceeding.

         Section 16. Time of Payment. Any indemnification due by the corporation to its officer, director or employee shall be paid within thirty (30) days following the resolution of the proceeding, unless the corporation, at its option, elects to indemnify the director contemporaneously with the occurrence of the covered expense.

                                   ARTICLE IV
                                    OFFICERS

         Section 1. Officers and Qualifications. The officers of the corporation shall be chosen by the Board of Directors and shall be a President, Vice-President, a Secretary and a Treasurer and any other office designated by the Board of Directors. More than one office may by held by the same person.

         Section 2. President. The President shall be the Chief Executive Officer of the corporation. Subject to control by the shareholders and Board of Directors, the President shall preside at all meetings of the shareholders and at meetings of the Board of Directors. The President shall exercise active and general management of the business of the corporation, and shall see that all orders and resolutions of the Board of Directors are carried into effect. The President shall have the general powers and duties of supervision and management usually vested in the office of President of a corporation. The President also shall appoint and discharge all subordinate agents and employees and fix their salaries, subject to review by the Board of Directors. The President shall designate the duties they are to perform.

         Section 3. Vice-President. In the absence of the President, or in the event of his or her death, inability or refusal to act, the Vice-President shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Any

Vice-President may sign, with the Secretary or an assistant secretary, certificates for shares of the corporation the issuance of which have been authorized by resolution of the Board of Directors; and shall perform such other duties as from time to time may be assigned to him or her by the President or by the Board of Directors.

         Section 4. Secretary. The Secretary shall, in the absence or disability of the President and the Vice-President, perform the duties and exercise the powers of the President. Unless another person is elected as secretary of a meeting, the Secretary shall (a) attend all sessions of the Board of Directors and all meetings of the shareholders and record all votes and the minutes of all proceedings in a book to be kept for that purpose; (b) give, or cause to be given, notice of all meetings of the shareholders and special meetings of the Board of Directors; (c) when requested or required, authenticate any records of the corporation; (d) keep a register of the mailing address of each shareholder which shall be furnished to the secretary by the shareholder; (e) have general charge of the stock transfer books of the corporation; (f) perform such other duties as may be prescribed by the Board of Directors or President; and (g) when authorized by the Board of Directors, affix the seal of the corporation to any instrument requiring it, and, when so affixed, it shall be attested to by the Secretary's signature or by the signature of the Treasurer.

         Section 5. Treasurer. The Treasurer shall, in the absence or disability of the President, Vice President and the Secretary perform the duties and exercise the powers of the President. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and directors, at the regular meetings of the Board of Directors or whenever they may require it, an account of all his transactions as Treasurer and of the financial condition of the corporation.

         Section 6. Compensation of Officers. The Board of Directors shall fix compensation of all officers.

         Section 7. Appointment of Other Officers. The Board of Directors may appoint such other officers and agents as it shall deem necessary, who shall hold their office for such terms and shall exercise such powers and perform such duties as established by the Board of Directors.

         Section 8. Term of Office. The corporate officers shall hold office until their successors are chosen and qualify in their stead. Any officer elected or appointed by the Board of Directors may be removed at any time by the affirmative vote of majority of the entire Board of Directors. If the office of any officer or officers becomes vacant for any reason, the vacancy shall be filled by the affirmative vote of majority of the Board of Directors at a regular or special meeting called for that purpose.

         Section 9. Delegation of Duties and Authority. In the case of the absence of any officer of the corporation or for any other reason that the Board of Directors may deem sufficient as to any officer, the Board of Directors may delegate, for the time being, the powers or duties, or any of them, of such officer to any other officer, or to any director, provided three fourths (3/4) of the entire Board of Directors concurs therein.

                                    ARTICLE V
                                      STOCK

         Section 1. Certificates for Shares. Certificates representing shares of the corporation shall state the corporate name, state of incorporation, name of the person to whom issued, the number and class of shares and the designation of the series, if any, the certificate represents. Every certificate of stock shall be signed by the President (or by the Vice-President if authorized by the President) and the Secretary. If any other stock certificate is signed by a transfer agent or by a registrar other than the corporation itself or an employee of the corporation, the signature of any such officer may be a facsimile. Each certificate shall be consecutively numbered. The name and address of the person to whom the shares are issued shall be entered on the corporation's stock book as they are issued. No new certificates shall be issued for shares transferred until the original transferred stock certificate is returned to the Secretary.

         Section 2. Transfers. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction upon its books.

         Section 3. Lost Certificates. The Board of Directors may direct a new certificate or replacement certificate be issued to replace a lost or destroyed certificate upon the making of an affidavit of that fact by the person seeking the replacement certificate. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance of the new or replacement certificates, require the owner of such lost or destroyed certificate or certificates, or the owner's legal representative, to give the corporation an indemnity bond against any claim that may be made against the corporation with respect to the certificate alleged to have been lost or destroyed or such other action as the Board of Directors may require.

                                   ARTICLE VI
                       SALES AND OTHER TRANSFERS OF STOCK

         Section 1. Shareholders' Agreements. The shareholders in this corporation may make agreements, among themselves relative to the purchase and transfer of the stock of this corporation. A copy of any such agreement shall be filed with the Secretary of this corporation, and the provisions of any such agreement shall be binding upon the persons who are parties to it and upon their respective successors, assigns, heirs, administrators, legatees, and executors.

         Section 2. Stock Redemption Agreements. The corporation and any or all of its shareholders may enter into stock redemption agreements. A copy of any such agreement shall be filed with the Secretary of the corporation.

                                   ARTICLE VII
                                     NOTICES

         Section 1. Notices to Directors and Officers. Notice required to be given under these laws to any director or officer may be given by any one of the following methods: orally, by sending a telephone facsimile transmission, hand delivery, or delivery by an overnight courier service, such as Federal Express. In addition to the above methods, if the period of time between the date of the sending of notice and the date of the meeting is five business days or more, notice may be given by depositing the notice with the United States Postal Service, postage prepaid.

         Section 2. Notice to Shareholders. Notice required to be given to any shareholder may be given by any one of the following methods: by sending a telephone facsimile transmission, hand delivery, or delivery by an overnight courier service, such as Federal Express. In addition to the above methods, if the period of time between the date of the sending of notice and the date of the meeting is five business days or more, notice may be given by depositing the notice with the United States Postal Service, postage prepaid.

         Section 3. Place of Sending Notice. Notice required to be given to any director, officer or shareholder shall be given at the address maintained by the secretary, or in the absence of such an address, to the officer's, director's or shareholder's residence. Telephone facsimile notice shall be considered sufficient if sent to the telephone facsimile number of the officer's, director's or shareholder's regular place of business or the facsimile number at the officer's, director's or shareholder's residence, in the absence of a regular place of business.

         Section 4. Waivers. Any shareholder or director may waive in writing any notice required or permitted to be given under any provisions of any statute or of the Articles of Incorporation or by these By-Laws, either before, at, or after the meeting or other event for which notice is so provided. All shareholders or directors present at any meeting shall be deemed to have waived any and all notice thereof. Participation and attendance at a meeting:

                  (1) waives objection to lack of notice or defective notice of the meeting, unless the shareholder at the beginning of the meeting objects to holding the meeting or transacting business at the meeting;

                  (2) waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the shareholder objects to considering the matter when it is presented.

                                  ARTICLE VIII
                                  MISCELLANEOUS

         Section 1. Checks. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

         Section 2. Fiscal Year. The Board of Directors may adopt for and on behalf of the corporation a fiscal year or a calendar year.

         Section 3. Seal. The Board of Directors may adopt a corporate seal, which seal shall have inscribed thereon the name of the corporation. Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise. Failure to affix the seal shall not, however, affect the validity of any instrument.

                                   ARTICLE IX
           FINANCIAL STATEMENTS SHALL BE FURNISHED TO THE SHAREHOLDERS

         Section 1. Annual Financial Statement. The Corporation shall furnish its shareholders annual financial statements, which may be consolidated or combined statements of the Corporation and one or more of its subsidiaries, as appropriate, that include a balance sheet as of the end of the fiscal year, an income statement for that year, and a statement of changes in shareholders' equity for the year unless that information appears elsewhere in the financial statements. If financial statements are prepared for the Corporation on the basis of generally accepted accounting principles, the annual financial statements for the shareholders also must be prepared on that basis.

         Section 2. Certification. If the annual financial statements are reported upon by a public accountant, his report must accompany them. If not, the statements must be accompanied by a statement of the president or the person responsible for the corporation's accounting records:

                  (1) stating his reasonable belief whether the statements were prepared on the basis of generally accepted accounting principles and, if not, describing the basis of preparation; and

                  (2) describing  any respects in which the statements  were not
                  prepared  on  a  basis  of  accounting   consistent  with  the
                  statements prepared for the preceding year.

         Section 3. Date of Completion. The Corporation shall mail the annual financial statements to each shareholder within 120 days after the close of each fiscal year. Thereafter, on written request from a shareholder who was not mailed the statements, the Corporation shall mail him the latest financial statements.

                                    ARTICLE X
                         CAPITAL, SURPLUS AND DIVIDENDS

         The Board of Directors shall have such power and authority with respect to capital, surplus and dividends, including allocation, increases, reduction, utilization, distribution and payment, as is permitted by Nevada applicable law.

                                   ARTICLE XI
                                   AMENDMENTS

         These By-Laws may be altered or amended or repealed by the affirmative vote or written consent of one fourth (1/4) of the stock issued and outstanding and entitled to vote at any regular or special meeting of the shareholders called for that purpose, or by the affirmative vote of one half (1/2) of the Board of Directors at any regular or special meeting of the Board of Directors called for that purpose; provided, however, that no change of the time or place for the election of directors shall be made within thirty (30) days preceding the day on which the election is to be held, and that, in case of any change of such time or place, notice thereof shall be given to each shareholder in person or by letter mailed to his last known post office address, at least ten (10) days before the election is held.

         Unanimously adopted at Dallas, Texas, on 16th day of November 2002.

                      BOARD OF DIRECTORS:
                                      By: /s/ Joshua Lankford
                                      Joshua Lankford, Incorporator and Director




                                   CERTIFICATE
                                   -----------

         I, certify that the Subscribers to the By-Laws of Interim Capital Corp. constitute the entire Board of Directors entitled to vote on the above actions.

         Further, I certify that the foregoing is a true and correct copy of the By-Laws of Interim Capital Corp.


Dated:  November 16, 2002



                                          /s/ Joshua Lankford